Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

Bridgetown 2 Holdings

PropertyGuru, Southeast Asia’s Leading Digital Property Marketplace Group, Plans To Go Public In

Partnership With Bridgetown 2

•	PropertyGuru is Southeast Asia’s #1 digital property marketplace with leading positions in Singapore, Vietnam, Malaysia and Thailand[1]

•	Transaction proceeds will be used to further accelerate organic growth and pursue M&A opportunities

•	Transaction values PropertyGuru at an enterprise value of approximately US$1.35 billion and an equity value of approximately US$1.78 billion

•

Transaction includes a fully committed US$100 million PIPE with participation from Baillie Gifford, Naya, REA Group, Akaris Global Partners and one of Malaysia’s largest asset managers; REA Group has also committed to an additional US$32 million investment

•	PropertyGuru’s shareholders, including KKR, TPG Capital and REA Group, will retain over 70% ownership[2] of the listed company

Singapore and Hong Kong – July 24, 2021 – PropertyGuru Pte. Ltd. (“PropertyGuru” or “the Company”), Southeast Asia’s leading property technology (“PropTech”) company1, and Bridgetown 2 Holdings Limited (NASDAQ: BTNB) (“Bridgetown 2”), a special purpose acquisition company formed by Pacific Century Group (“Pacific Century”) and Thiel Capital LLC (“Thiel Capital”), announced today that they have entered into a business combination agreement. Upon closing, the combined company is expected to begin trading on the New York Stock Exchange (“NYSE”).

Founded in 2007, PropertyGuru has grown to become Southeast Asia’s #1 digital property marketplace with leading positions in Singapore, Vietnam, Malaysia and Thailand1. The Company currently hosts more than 2.8 million monthly real estate listings and serves 37 million monthly property seekers and 49,000 active property agents across the five largest economies in Southeast Asia – Indonesia, Malaysia, Singapore, Thailand and Vietnam.

PropertyGuru provides digital property marketplaces to match buyers and tenants with sellers and landlords; digital marketing services for property agents and developers; SaaS-based sales process automation for property developers, a digital mortgage marketplace and brokerage, and property data consultancy services for banks, valuers and property developers. The Company’s PropTech business model leverages proprietary data and technology to drive greater transparency and efficiency in the market and deliver a trusted platform for agents, consumers, developers and banks.

[1]	In terms of relative engagement market share based on SimilarWeb data.
[2]

Includes the impact of the acquisition of REA Group’s Malaysian and Thai assets which is expected to close end July 2021 – mid August 2021. Excludes additional primary shares taken up by REA Group as part of the PIPE. Assumes no SPAC shareholders elect to have their SPAC shares redeemed for cash as permitted.

Bridgetown 2 Holdings

PropertyGuru’s high growth business delivered an average annual revenue growth of approximately 25%3 in the four years preceding the COVID-19 pandemic, and its pro-forma revenue is expected to have a compounded annual growth rate of 29% between CY20A and CY25F.

Well-Positioned to Capture Long-Term Market Opportunities

Southeast Asia is estimated to become the fourth largest economy in the world by 20304, driven by long-term macroeconomic trends, including urbanization, a rising middle class and digitalization. These favorable dynamics are creating significant opportunities in the region’s property market as an increasingly affluent and digital-first population seeks property across the region.

PropertyGuru has positioned itself to capture these growth opportunities through continued investment in its products and services to stay ahead of the evolving market and made a series of strategic acquisitions to add new capabilities and extend its leadership position. Over the last 18 months, the Company has:

•	Announced the acquisition of REA Group’s Malaysia and Thailand assets. The transaction is expected to close by the end of July 2021 – mid-August 2021.

•	Acquired MyProperty Data, Malaysia’s largest online property data company.

•

Introduced FastKey Storyteller – an immersive content experience that brings new projects to the buyer’s doorstep for viewing and to express interest, without having to wait for the construction of the sales gallery.

•	Launched PropertyGuru Finance – a digital mortgage marketplace and brokerage that offers smart, frictionless home financing financial services.

•	Introduced PropertyGuru Lens – a visual search feature that allows users to find property in the real world through their smart phone camera.

The Company expects that its continued investments will enable it to emerge from the pandemic even stronger. It also expects that the growth of its core offerings will allow it to successfully expand into adjacent opportunities, such as Developer Operating Systems and Home Services.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, PropertyGuru Group, said, “We have established a market leadership position in the Southeast Asian property ecosystem and a track record of revenue growth. Much of our success is the result of our investment in technology over the years and capturing strategic growth opportunities in recent times.

[3]	Based on statutory accounts prepared in accordance with Singapore Financial Reporting Standards.
[4]	According to the Singapore Business Review, ASEAN to become world’s fourth largest economy for 2030: Singapore PM Lee, August 2018

Bridgetown 2 Holdings

We have a story to be told and found the right partner to help us tell it to public market investors. We are delighted to partner with Bridgetown 2 as we accelerate our mission to be the trusted advisor for property. This process of becoming a public company will provide us with greater financial resources to do what we do best – helping people find, finance and own their homes in an efficient and transparent manner. We believe the strategic, proactive steps that we have taken over the past 18 months will enable us to stay ahead of the market’s evolving needs, which are increasingly being shaped by the growth of affluent and digitally-enabled populations living in cities across Southeast Asia.”

Matt Danzeisen, Chairman, Bridgetown 2, said, “We evaluated a number of very impressive companies across Southeast Asia and PropertyGuru is the perfect fit for us. The Company is a category leader and category creator – they helped define the PropTech industry in Southeast Asia and have taken it to new heights by leveraging technology and data to create a trusted and transparent digital property marketplace. We believe PropertyGuru is just scratching the surface of what it can deliver as Southeast Asia’s property market continues to accelerate, and we are excited to work with Hari and his talented team to capture the incredible opportunities that lie ahead.”

Peter Thiel, President, Thiel Capital, said, “The market for property is probably the oldest market in the world, and only now is it beginning to change rapidly. As PropertyGuru spearheads that change in Southeast Asia, Bridgetown 2 will provide capital and expertise to accelerate it even further.”

Richard Li, Founder and Chairman, Pacific Century Group, said, “Southeast Asia is a unique market in that it has very high economic growth but lacks quality services in many sectors. Fast growing middle-class, increased urbanization and technological disruption create a unique combination. We recognize the transformational impact of these long-term trends and are focused on operating our own core business and investing in local champions that are successfully leveraging technology to reshape the region’s economy and how people carry out their everyday lives.”

Transaction Overview

The combined company will have an enterprise value of approximately US$1.35 billion and an equity value of approximately US$1.78 billion at closing.

The transaction is expected to deliver up to US$431 million of gross proceeds through the contribution of up to US$299 million of cash held in Bridgetown 2’s trust account, a concurrent US$100 million private placement (“PIPE”) of common stock anchored by Baillie Gifford, Naya, REA Group, Akaris Global Partners and one of Malaysia’s largest asset managers, priced at US$10.00 per share, and an additional US$32 million equity investment from REA Group. KKR, TPG Group and REA Group will roll 100% of their equity into the combined company, demonstrating their continued commitment to the Company’s growth strategy5.

[5]	Assumes no SPAC shareholders elect to have their SPAC shares redeemed for cash as permitted.

Bridgetown 2 Holdings

The transaction is expected to close in the fourth quarter of 2021 or first quarter of 2022, subject to regulatory and stockholder approvals, and other customary closing conditions.

PropertyGuru’s management team, led by Chief Executive Officer and Managing Director Hari V. Krishnan and Chief Financial Officer Joe Dische will continue to lead the public company after the completion of the transaction.

Advisors

Merrill Lynch (Singapore) Pte. Ltd. is serving as exclusive financial advisor to PropertyGuru. Latham & Watkins, LLP and Allen & Gledhill LLP are serving as legal advisors to PropertyGuru.

Merrill Lynch (Singapore) Pte. Ltd., Citigroup Global Markets Inc., KKR Capital Markets Asia Limited and TPG Capital BD, LLC are serving as placement agents to Bridgetown 2. Skadden, Arps, Slate, Meagher & Flom LLP and Rajah & Tann Singapore LLP are serving as legal advisors to Bridgetown 2.

Investor Presentation

PropertyGuru and Bridgetown 2 have posted an investor presentation to their respective websites, which can be accessed here and here.

Bridgetown 2 filed a Current Report on Form 8-K, which includes a copy of the business combination agreement and the investor presentation, with the Securities and Exchange Commission and is available at www.sec.gov.

About PropertyGuru Group

PropertyGuru Group is Southeast Asia’s leading property technology company1 and the preferred destination for 37 million property seekers to find their dream home, every month. PropertyGuru and its group companies empower property seekers with more than 2.8 million real estate listings, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia, and Vietnam.

PropertyGuru.com.sg was launched in 2007 and has helped to drive the Singapore property market online and has made property search transparent for the property seeker. Over the decade, the Group has grown into a high-growth technology company with a robust portfolio of leading property portals across its core markets1; award-winning mobile apps; a high quality developer sales enablement platform, FastKey; mortgage marketplace PropertyGuru Finance; and a host of other property offerings including Awards, events and publications across Asia.

For more information, please visit www.PropertyGuruGroup.com; https://www.linkedin.com/company/propertyguru

Bridgetown 2 Holdings

About Bridgetown 2 Holdings

Bridgetown 2 Holdings Limited is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, with a focus on technology, financial services, or media sectors in Southeast Asia. The company is formed by Pacific Century Group and Thiel Capital, led by Chief Executive Officer and Chief Financial Officer, Daniel Wong, and Chairman Matt Danzeisen.

For more information, please visit https://www.bridgetownholdings.co/

Contacts:

For PropertyGuru:

Sheena Chopra

sheena@propertyguru.com.sg

+65 9247 5651

Sard Verbinnen & Co

Ron Low and Yin Ai – Asia

Liz Zale and Danya Al-Qattan – U.S.

PropertyGuru-SVC@sardverb.com

For Bridgetown 2 Holdings

Pansy Poon

+852 6609 8565

Pansy.yt.poon@pcg-group.com

Karin Wong

+852 9755 6265

Karin.Wong@pcg-group.com

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive

Bridgetown 2 Holdings

position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of

Bridgetown 2 Holdings

the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai Assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Bridgetown 2 Holdings

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.